UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check  One) [ X ] Form  10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
              [ ] Form N-SAR

                       For Period Ended: December 31, 1998

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
 __________________________________________


PART I - REGISTRANT INFORMATION

MOA Hospitality, Inc.
Full Name of Registrant


Motels of America, Inc.
Former Name if Applicable


701 Lee Street, Suite 1000
Address of Principal Executive Office (Street and Number)


Des Plaines, Illinois  60016
City, State and Zip Code



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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]  (b)  The  subject  annual  report,  semi-annual  report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ]  (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


      The Registrant is unable to file its annual report on Form 10-K for the period ended December 31, 1998 within the prescribed time period. The delay is due to the fact that Registrant's auditors have not been able to complete the audit for the year ended December 31, 1998 because the Registrant and its auditors are still in the process of evaluating a potential reserve for the impairment in the carrying value of certain of the Company's operating properties. In accordance with Rule 12b-25(c), a statement to this effect signed by the Registrant's auditors has been attached to the Form 12b-25 as Exhibit A.


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Kurt M. Mueller                  (847)        803-1200
           (Name)               (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
    If answer is no, identify report(s).

                                            [ X ] Yes   [   ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            [ X ] Yes    [  ] No


    If  so,  attach  an  explanation  of  the  anticipated   change,   both
    narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


    The Registrant anticipates that a significant change in results of operations from the year ended December 31, 1997 will be reflected by the earnings statements to be included in the Registrant's Form 10-K for the year ended December 31, 1998. It is anticipated that such change will include, on a pre-tax basis, (i) a loss from operations, excluding the affect of a potential reserve for the impairment in the carrying value of certain of the Company's operating properties discussed below, in an amount of approximately $5.1 million greater than the comparable amount for the year ended December 31, 1997,
    (ii) an increase in the gain on sale of properties of approximately
    $25.0 million as compared to the gain on sale for the period ended December 31, 1997 and (iii) a potential reserve for the impairment in the carrying value of certain of the Company's operating properties which cannot be quantified at this time since such potential reserve is in the process of being evaluated (which is the reason that this Form 12b-25 is being filed).







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                                   SIGNATURES


MOA Hospitality, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                              MOA HOSPITALITY, INC.


Date: March 31, 1999                By:       /s/ Kurt M. Mueller
                                    --------------------------------
                                    Name:      Kurt M. Mueller
                                    Title:    Chief Financial Officer


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                                                      EXHIBIT A

March 30, 1999


MOA Hospitality, Inc.
701 Lee Street, Suite 1000
Des Plaines, IL  60016

Dear Sirs:

In accordance with the notification to the Securities and Exchange Commission on Form 12b-25 of MOA Hospitality, Inc.'s inability to timely file its annual report on Form 10-K for the year ended December 31, 1998, the factors described in the succeeding paragraph make impossible the submission of our report as of a date which will permit timely filing of your 1998 annual report to the Commission.

The management of MOA Hospitality, Inc. is still in the process of evaluating a potential reserve for impairment in the carrying value of certain of the Company's operating properties. Accordingly, we have not been able to complete our audit of the consolidated financial statements of the Company for the year ended December 31, 1998.

You are authorized to attach a copy of this letter as an exhibit to Form 12b-25 to the Securities and Exchange Commission.


                                                          Very truly yours,

                                                          Ernst & Young LLP